Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 6, 2012

DATE, TIME AND PLACE: On February 6, 2012 at 6:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, 9th floor, in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: The full complement of members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Approved the implementation by the Company or its subsidiaries to acquire the outstanding shares of of Redecard S.A. (“Redecard”), through a  public tender offer for the purpose of cancellation of Redecard’s authorization as a publicly held company before the Brazilian Securities and Exchange Commission (“CVM”) and withdrawal from the Novo Mercado Corporate Governance Listing Segment maintained by BM&FBOVESPA Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange (“Novo Mercado Segment”), pursuant to paragraph 4º, Article 4º of Brazilian Corporate Law, CVM Rule No. 361/02 and Sections X and XI of the Novo Mercado Segment Rules.

The Tender Offer for Voluntary Delisting will target the acquisition of 336,390,251 ordinary shares issued by Redecard (“RDCD Shares”), corresponding to 49.9859% of Redecard’s share capital. The maximum purchase price shall be of R$35.00 (thirty-five reais) per share, which shall be fully paid in cash (Brazilian Reais, BRL). Banco Itaú BBA S.A. will act as advisor and intermediary institution of the Tender Offer for Voluntary Delisting.

The completion of the Tender Offer for Voluntary Delisting is subject to regulatory approval, and the Company’s officers are authorized to perform the acts necessary for the implementation of the Public Tender Offer.

CONCLUSION: There being no further matters on the agenda and no members wishing to raise any further issues, the meeting was declared closed, these minutes being drafted and having been read and approved, were signed by all. São Paulo (SP), February 6, 2012. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer